Schedule 13d                                                         Page 1 of 5

================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (AMENDMENT NO. 1)*

                                INNOVO GROUP INC.
                    -----------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                    457954600
                                 --------------
                                 (CUSIP Number)

                                William Sweedler
                               1599 Post Road East
                               Westport, CT 06880
                            Telephone: (203) 310-3600

                                 with a copy to:

                                  Nazim Zilkha

                                White & Case LLP
                           1155 Avenue of the Americas
                               New York, NY 10036

           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 27, 2007
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of &ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's Initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

================================================================================

Schedule 13d                                                         Page 2 of 5

CUSIP NO.: 457954600 13D

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                       William Sweedler

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP       (a)  [ ]
                                                            (b)  [ ]

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO

--------------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
     PURSUANT TO ITEM 2(d) OR 2(e)

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                     United States

--------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

NUMBER OF                      58,600
SHARES               8         SHARED VOTING POWER
BENEFICIALLY
OWNED BY                       5,242,325 (1) (2)
EACH                 9         SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                    58,600
                     10        SHARED DISPOSITIVE POWER

                               5,242,325 (1) (2)

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     5,300,925 (1) (2)

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                              [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     11.80% (3)

Schedule 13d                                                         Page 3 of 5

14   TYPE OF REPORTING PERSON
                     IN



--------------------------------------------------------------------------------
(1) Mr. Sweedler beneficially owns 58,600 shares directly and 5,242,325 shares indirectly through Windsong DB, LLC, a Delaware limited liability company ("Windsong"). Beneficial ownership of the shares of common stock indirectly owned through Windsong (the "Subject Shares") referred to herein is being reported solely because Mr. Sweedler may be deemed to have beneficial ownership of such shares as a result of Mr. Sweedler holding a majority of the membership interests of Windsong. Neither the filing of this Statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Mr. Sweedler that he is the beneficial owner of any of the Subject Shares for purposes of
Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed. In addition, Mr. Sweedler expressly disclaims membership in a "group," as defined in Section 13(d) of the Act.

(2) Windsong also owns a warrant to purchase up to 240,000 shares of Common Stock, as adjusted, at an exercise price per share of $1.36, as adjusted (the "Warrant Shares"). Such Warrant Shares are exercisable at any time beginning on the 181st day of following the initial issuance date of June 27, 2007 and thus are not beneficially owned, as defined in Rule 13d-3(a), directly by Windsong or indirectly by Mr. Sweedler.

     (3) Based upon 44,928,105 shares of Common Stock outstanding as of June 27, 2007, as represented to the Reporting Person by the Issuer.

This Amendment No.1 to Schedule 13D relates to the Common Stock, par value $0.10 per share (the "Common Stock") of Innovo Group Inc. (the "Issuer"). Except as set forth herein, all previous items are unchanged.

ITEM 3. SOURCE  AND  AMOUNT  OF FUNDS OR OTHER  CONSIDERATION
Item 3 is hereby amended as follows:

     The securities of the Issuer beneficially owned by the Reporting Person are Common Stock. The source of funds for the acquisition of the Subject Shares were funds of Windsong. On June 27, 2007, Windsong and the Issuer entered into a definitive Securities Purchase Agreement, dated as of June 27, 2007 (the "Purchase Agreement"), pursuant to which Windsong acquired (i) 800,000 shares of Common Stock in an all-cash transaction for a purchase price of $1.25 per share, or an aggregate purchase price of $1,000,000 and (ii) a warrant to purchase 240,000 shares of Common Stock, in whole or in part, at an exercise price of $1.36 per share (the "Warrant Shares"). The Warrant Shares are exercisable at any time beginning on the 181st day following the initial issuance date of June 27, 2007. The Purchase Agreement includes customary representations, warranties, covenants and indemnification provisions.

Schedule 13d                                                         Page 4 of 5

     A copy of the Purchase Agreement is filed as Exhibit 1 and is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION
Item 4 is hereby amended as follows:

     Mr. Sweedler considers the shares of Common Stock that he beneficially owns, directly and indirectly, an investment made in the ordinary course of business and may, from time to time, depending on his evaluation of the market for the Common Stock, the Issuer's business and financial condition and operating results and general market and industry conditions, decide to increase or decrease his holdings of the Common Stock or other securities of the Issuer, in each case, in the open market, in privately negotiated transactions or in any other lawful manner.

     Mr. Sweedler does not have any plans or proposals of the type set forth in clauses (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

ITEM 5. INTEREST  IN  SECURITIES  OF THE  ISSUER
Item 5 is hereby amended as follows:

     (a) and (b) The information contained on the cover pages of this statement is incorporated herein by reference. Mr. Sweedler has the sole power to vote or direct the vote and sole power to dispose or direct the disposition of 58,600 shares of Common Stock. As a result of holding the majority of the membership interests of Windsong, Mr. Sweedler may be deemed to also have beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) and shared power to vote or direct the vote and shared power to dispose or to direct the disposition of 5,242,325 shares of Common Stock, which together with the 58,600 shares totals 5,300,925 shares of Common Stock and represents approximately 11.80% of the shares of Common Stock deemed issued and outstanding as of June 27, 2007.

     The Warrant Shares have not yet been purchased and can be purchased at any time beginning on the 181st day following the initial issuance date of June 27, 2007.

     (c) Except as set forth or incorporated herein the Reporting Person has not effected any transaction in Common Stock during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     Items 7 is hereby amended as follows:

1. Securities Purchase Agreement, dated June 27, 2007, by and between Innovo Group Inc. and Windsong DB, LLC (incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K, dated June 27, 2007 (filed July 3, 2007)).

Schedule 13d                                                         Page 5 of 5

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 10, 2007


                                         WILLIAM SWEEDLER
                                         /s/ William Sweedler
                                         --------------------